EXHIBIT 21

SUBSIDIARIES OF THE REGISTRANT

The Company has nine subsidiaries:

1.	Southside Bank is a state bank, organized under the authority of the Banking Department of Texas.

2.
Red File #1, Inc., located in Tyler, Texas. The Company is the sole shareholder of this nonbank subsidiary formed in 1993, created under the laws of the State of Texas, which has not conducted any business since it was formed.

3.
Southside Statutory Trust III, a statutory business trust created under the laws of the State of Connecticut. The Company is the sole owner of this subsidiary. On September 4, 2003, the Company through its wholly-owned subsidiary, Southside Statutory Trust III, sold $20,000,000 of preferred securities. These securities have a variable rate, per annum, reset quarterly, equal to the three-month LIBOR, plus 2.94% per annum, payable at the end of each calendar quarter through the maturity date of September 4, 2033.

4.
Southside Statutory Trust IV, a statutory business trust created under the laws of the State of Delaware. The Company is the sole owner of this subsidiary. On August 8, 2007, the Company, through its wholly-owned subsidiary Southside Statutory Trust IV, sold $22,500,000 of preferred securities. These securities have a variable rate, per annum, reset quarterly, equal to the three-month LIBOR, plus 1.30% per annum, payable each quarter through the maturity date of October 30, 2037.

5.
Southside Statutory Trust V, a statutory business trust created under the laws of the State of Delaware. The Company is the sole owner of this subsidiary. On August 10, 2007, the Company, through its wholly-owned subsidiary Southside Statutory Trust V, sold $12,500,000 of preferred securities. These securities have a variable rate, per annum, reset quarterly, equal to the three-month LIBOR, plus 2.25% per annum, payable each quarter through the maturity date of September 15, 2037.

6.
Magnolia Trust Company I, a statutory business trust created under the laws of the State of Delaware. The Company is the sole owner of this subsidiary. In May 2005, Fort Worth Bancshares, Inc. (merged into the Company, effective 07-01-2009), through its wholly-owned subsidiary Magnolia Trust Company I, sold $3,500,000 of preferred securities. These securities have a variable rate, per annum, reset quarterly, equal to the three-month LIBOR, plus 1.8% per annum, payable each quarter through the maturity date of November 23, 2035.

7.	Southside Venue I, LLC, located in Tyler, Texas. Southside Bank is the sole owner of this nonbank subsidiary formed July 13, 2007, created under the laws of the State of Texas.

8.
SFG Finance, LLC (formerly Southside Financial Group, LLC), located in Arlington, Texas. Southside Venue I, LLC is the sole shareholder in this nonbank subsidiary formed August 8, 2007, created under the laws of the State of Texas.

9.	Southside Securities, Inc., located in Tyler, Texas. The Company is the sole shareholder of this nonbank subsidiary, formed April 8, 2010, created under the laws of the State of Texas.